April 8, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Your letter dated March 5, 2009
Hi-Tech Pharmacal Co., Inc.
Form 10-K for the fiscal year ended April 30, 2008
Filed July 14, 2008
File No. 000-20424

Dear Mr. Rosenberg:

We have reviewed your letter dated March 5, 2009 commenting on our Form 10-K as referenced above. In response to the staff’s comments numbered 1, 3, 10, 11 and 12, we have provided a proposed enhanced discussion; in response to comments numbered 2, 4, 5, 6, 7 and 8 we have provided the data requested. We intend to make the proposed enhanced disclosures in our Form 10-K for the period ending April 30, 2009 and in all future filings.

Our responses, keyed to your comments, are as follows:

Item 1. – Business, page 3

Customers, page 5

1.	You state that your top five customers accounted for approximately 49% of your total sales for the fiscal year ended April 30, 2008 and that three of those five, McKesson Corporation, AmerisourceBergen and Cardinal Health accounted for 15%, 10% and 10% of net sales, respectively. You also state that the loss of, or a material reduction in purchases by, any one of your five major customers may result in a material adverse effect on your business and financial condition. Please revise to clarify whether you have an agreement with any of your five major customers and, should you have such an agreement, provide a description of each of the material terms of the agreement. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should exhibit copies of any such agreement to your filing. Alternatively, please provide us with a detailed explanation of why you are not substantially dependant on any such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company has agreements with our top five customers, but they are not material agreements because the agreements do not require the customer to make any future purchases from the Company. The agreements are standard industry agreements that are made in the ordinary course of business. In our filings we will enhance our discussion to include the following:

“The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discounts, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. The agreements do not bind the customers to purchase their requirements from the Company.”

Raw Materials, page 6

2.	You state that, “the active compounds for (y)our products…are purchases from specialized manufacturers and are essential to (y)our business and success.” You further note that, in certain instances, there is only one FDA-approved supplier for some of these raw materials. Please revise to clarify whether you have an agreement with some or all of these suppliers and, should you have an agreement, provide a description of each of the material terms of the agreement, including whether or not the agreement is a requirements contract. This description should include, but not necessarily be limited to, payment, term and termination provisions, together with any other rights obtained and material obligations. In addition, you should exhibit copies of any such agreement to your filing. Alternatively, please provide us with a detailed explanation of why you are not substantially dependant on any such agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

With the exception of a supply agreement for the active ingredient for the Company’s Dorzolamide Hydrochloride products, the Company does not have any written material agreements or requirements with any of its raw material suppliers. Because certain terms of this supply agreement are proprietary and confidential, the Company will file the agreement as an exhibit to its Form 10-K for the fiscal year ending April 30, 2009 with proprietary and confidential information omitted in accordance with Rule 24b-2 of The Securities Exchange Act of 1934. Please note that as of the fiscal year ended April 30, 2008, the Company did not have a material inventory balance of this product. The Company purchases all other raw material supplies under purchase orders.

Item 1A. Risk Factors, page 9

3.	Your risk factor disclosure should be revised to provide additional information about the specific risks facing your company. In particular, you should replace the headings you use to introduce each risk factor with a sentence that succinctly describes the actual risk that is relevant to your facts and circumstances. Furthermore, please review the content of each of your risk factors to ensure that you avoid boilerplate language describing a generic risk and that your disclosure contains information pertinent to your company. For example, please not the following:

•

In your risk factor, “Unapproved Products,” you do not state how many of your products are currently being sold without ANDAs, you do not list any of them, and you do not indicate how much of your total revenue is attributable to such products;

•

Your risk factor, “Delays in New Product Introductions,” omits any disclosure about a new product you are developing that has experienced any of the difficulties in obtaining FDA approval you cite; and

•

The risk factor, “Industry is Highly Competitive,” does not mention any of your actual competitors nor does it describe how their presence in the marketplace has impacted your revenues, marketing strategy, etc.

We feel that you can enhance your risk factors by incorporating more company specific material into each of them.

Response:

The Company will enhance its Risk Factors by replacing all current headings with sentences that succinctly describe each risk and will incorporate more Company specific information as requested in the Form 10-K for the April 30, 2009 fiscal year. The following proposed disclosure shows all changes italicized:

“ITEM 1A. Risk Factors

The following risk factors could have a material adverse effect on the Company’s business, financial position or results of operations. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

Our pipeline of products in development may be subject to regulatory delays at the FDA. Delays in key products could have material adverse effects on our business, financial position and results of operations.

Our future revenue growth and profitability are dependent upon our ability to develop and introduce new products on a timely basis in relation to our competitors’ product introductions. Our failure to do so successfully could have a material adverse effect on our financial position and results of operations.

Many products require FDA approval prior to being marketed. The process of obtaining FDA approval to manufacture and market new and generic pharmaceutical products is rigorous, time-consuming, costly and largely unpredictable. We may be unable to obtain requisite FDA approvals on a timely basis for new generic products that we may develop. Hi-Tech has not experienced difficulties in obtaining FDA approvals leading to delays in introducing any material products. However, the Company has experienced delays on non-material products from time to time.

The ANDA process often results in the FDA granting final approval to a number of ANDAs for a given product. We may face immediate competition when we introduce a generic product into the market. These circumstances could result in significantly lower prices, as well as reduced margins, for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle. The timing and cost of obtaining FDA approvals could adversely affect our product introduction plans, financial position and results of operations.

Once approved, our new products may not achieve the expected levels of market acceptance. Failure to capture market share on new products could have material adverse effects on our business, financial position and results of operations.

Our approved products may not achieve expected levels of market acceptance, which could have a material adverse effect on our profitability, financial position and results of operations. Even if we were able to obtain regulatory approvals of our new pharmaceutical products, generic or brand, the success of those products is dependent upon market acceptance. Levels of market acceptance for new products could be impacted by several factors, including:

•	the availability of alternative products from our competitors

•	the price of our products relative to that of our competitors

•	the availability of authorized generics

•	the timing of our market entry

•	the acceptance of our products by government and private formularies

Many of these factors are not within our control.

We currently sell numerous prescription items that do not currently require FDA approval. The FDA has taken action to require formal approvals for other products which previously did not require approvals. There is a risk that our unapproved products may be required to undergo a formal FDA approval process.

Hi-Tech sells approximately 60 generic prescription products which do not currently require FDA approvals. Most of these products either fall under the Grandfathered, Drug Efficacy Study Implementation (“DESI”) or nutritional classifications. Grandfathered drugs are drugs that were on the market prior to the passage of the Food, Drug and Cosmetic Act of 1938. It was not until the passage of the Food, Drug and Cosmetic Act of 1938 that a New Drug Application (NDA) was required for marketing a drug product as the regulatory mechanism for insuring that all new drugs were cleared for safety prior to distribution. The requirement for pre-clearance for effectiveness was added by the 1962 amendment.

Following enactment of the 1938 law, drugs on the market prior to that time were exempted or “grandfathered” and manufacturers were not required to file an NDA. The premise was that all pre-1938 drugs were considered safe, and if the manufacturer did not change the product formulation or indication, then an NDA was not required.

DESI drugs are drugs that were approved solely on the basis of their safety prior to 1962. Thereafter, Congress required drugs to be shown to be effective as well. The FDA initiated the DESI program to evaluate the effectiveness of those drugs that had been previously approved on safety grounds alone. These drugs, and those identical, related, and similar to them, may continue to be marketed until the administrative proceedings evaluating their effectiveness have been concluded, at which point continued marketing is only permitted if an NDA is approved for such drugs. The vast majority of the DESI proceedings have been concluded, but a few are still pending.

Nutritional products include pediatric, prenatal and geriatric vitamin supplements.

The following table shows the sales contributions of these prescription products to Hi-Tech’s total sales.

% of Sales
Hi-Tech Generics	X	%
Health Care Products	X	%
Midlothian	X	%
Total	X	%

(Note: This chart will be filled in based on results for the year ending April 30, 2009.)

Continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of currently marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of product marketing. These situations, should they occur, could have a material adverse effect on our profitability, financial position and results of operations.

Our industry is highly competitive. Competitors could cause pricing declines or loss of market share which could cause material adverse effects on our business, financial position and results of operations.

We face competition from other pharmaceutical manufacturers that threatens the commercial acceptance and pricing of our products, which could have a material adverse effect on our business, financial position and results of operations. Competitors which compete with Hi-Tech on multiple products include Wockhardt, Qualitest, Actavis and Apotex. Each of these competitors is larger than Hi-Tech and may have the ability to price products more competitively than Hi-Tech. These competitors may reduce prices on products which we currently market, which would force us to lower our price or could cause us to lose market share.

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

•	proprietary processes or delivery systems

•	larger research and development staffs

•	larger sales and marketing staffs

•	larger production capabilities

•	more products

•	more experience in developing new drugs and greater financial resources

Each of these factors and others could have a material adverse effect on our business, financial position and results of operations.

We are subject to government regulation from the FDA and the DEA. We face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations.

Because the pharmaceutical industry is heavily regulated, we face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations.

The pharmaceutical industry is subject to regulation by various Federal and state governmental authorities. For instance, we must comply with FDA requirements with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of FDA’s review of ANDAs, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we were deemed to be deficient in any significant way, it could have a material adverse effect on our business, financial position and results of operations.

In addition to the new drug approval process, the FDA also regulates the facilities and operational procedures that we use to manufacture our products. We must register our facilities with the FDA. All products manufactured in those facilities must be made in a manner consistent with current Good Manufacturing Practices (“cGMP”). Compliance with cGMP regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with cGMP regulations could result in an enforcement action brought by the FDA, which periodically inspects our manufacturing facilities for compliance, which could include withholding the approval of ANDAs or other product applications of a facility if deficiencies are found at that facility. FDA approval to manufacture a drug is site-specific. If the FDA would cause our manufacturing facilities to cease or limit production, our business could be adversely affected. Delay and cost in obtaining FDA approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

The Drug Enforcement Administration (“DEA”) enforces the Controlled Substances Act and maintains oversight over the Company’s products that are considered controlled substances. The DEA requires the Company to comply with certain reporting and record keeping requirements and requires certification of the Company’s facilities for the manufacture and sale of these products.

We are subject, as are generally all manufacturers, to various Federal, state and local laws of general applicability, such as laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment. Although we have not incurred significant costs associated with complying with such environmental provisions in the past, if changes to such environmental provisions are made in the future that require significant changes in our operations or if we engage in the development and manufacturing of new products requiring new or different environmental controls, we may be required to expend significant funds. Such changes could have a material adverse effect on our business, financial position and results of operations.

We sell our products to a limited number of major customers. The number of customers in our industry has declined due to consolidations over the past several years. Any significant reduction in business with any of our top five customers could have a material adverse effect on our business, financial position and results of operations.

Our top 5 customers, based on sales, accounted for X% of our total sales for fiscal 2009. The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discounts, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. Therefore, the agreements are not material since they do not bind the customers to purchase their requirements from the Company. Any significant reduction of business with any of our top 5 customers could have a material adverse effect on our business, financial position and results of operations.

We are reliant on third party suppliers for the active ingredients for our products. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations.

Active pharmaceutical ingredients, packaging components, and other materials and supplies that we use in our pharmaceutical manufacturing operations, as well as certain finished products, are generally available and purchased from many different foreign and domestic suppliers. With the exception of a supply agreement for the active ingredient for the Company’s Dorzolamide Hydrochloride products, the Company does not have any written material agreements with any of its raw material suppliers. Additionally, we maintain sufficient raw materials inventory, and in certain cases where we have listed only one supplier in our applications with the FDA, we have received FDA approval to use alternative suppliers should the need arise. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product. A prolonged interruption in the supply of a single-sourced active ingredient or finished product could cause our financial position and results of operations to be materially adversely affected.

We manufacture a majority of our generic products and some of our over the counter brands at one facility. A significant disruption at this facility, even on a short term basis, could have a material adverse effect on our business, financial position and results of operations.

Our generic products and some of our branded products are produced at our two manufacturing facilities located at one site. The Company stores products at facilities in Amityville, NY, Montgomery, AL and Richmond, VA. A significant disruption at the manufacturing facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

The following table shows the sales contributions of products made at Hi-Tech’s Amityville facility:

% of Sales
Hi-Tech Generics	X	%
Health Care Products	X	%
Midlothian	X	%
Total	X	%

(Note: This chart will be filled in based on results for the year ending April 30, 2009.)

Sales of our products may be adversely affected by the continuing consolidation of our customers.

Significant amounts of our sales are made to a relatively small number of drug wholesalers, retail drug chains, managed care purchasing organizations, mail order pharmacies and hospitals. These customers represent an essential part of the distribution chain of generic pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into employment, legal settlements and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. Should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into employment, legal settlements, and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

We use a variety of estimates and assumptions in preparing our financial statements. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The financial statements included in the periodic reports we file with the Securities and Exchange Commission (“SEC”) are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates of expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and SFAS No. 123, revised 2004, Accounting for Stock-Based Compensation. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.”

Item 7. Management’s Discussion and Analysis Of Financial Condition and Result of Operations, page 19

Critical Accounting Policies

Revenue Recognition And Accounts Receivable, page 24

4.	Please revise your disclosure to:

•	Explain why Accounts Receivable increased $9 million at April 30, 2008 compared to April 30, 2007.

•	Explain why you believe your accounts receivable is collectible.

•	Explain why the allowance for doubtful accounts did not increase significantly as well.

•	Provide an aging for the periods presented.

•	Explain why accounts receivable increased significantly compared to the increase in sales.

Response:

We do not believe that additional disclosure is necessary due to the following:

•

The increase is Accounts Receivable from April 30, 2007 to April 30, 2008 is a result of increased sales and the timing of sales within the quarter. The increase in sales is due to several factors. The acquisition of Midlothian Laboratories in December 2007 contributed $2,878,000 to fourth quarter sales and $1,939,000 to the April 30, 2008 Accounts Receivable balance. Additionally, the Company launched several new products including Ciclopirox topical solution, 8% (launched November 2007), Fluticasone propionate nasal spray, 50 mcg (launched January 2008), Hydrocodone and Homatropine Methylbromide Syrup (launched February 2008) and Ofloxacin Otic solution (launched March 2008). These factors are disclosed in the Results of Operations for Years Ended April 30, 2008 and 2007.

•

The Company grants credit based on background reviews of all customers, including Dun and Bradstreet credit checks. New customers and smaller customers are given very conservative levels of credit until the Company has an extensive history of credit payments. Management evaluates collectability of accounts receivable based on our review of the individual customer accounts, the accounts that are 30 days or more past due and historical collection experience. Subsequent to year end, the Company collected the net receivables outstanding as of April 30, 2008.

•

The Company did not increase the allowance for doubtful accounts since, after performing the credit review process detailed above, we determined that the unpaid receivables did not represent a credit risk. Subsequently, the Company did not experience any problems collecting these receivables. The Company has not experienced a significant write off of accounts receivable in the past seven years.

•	Below is an aging of accounts receivable as of April 30, 2008:

Year Ended	Current	1 – 30 Days Past Due	30 – 60 Days Past Due	60 + Days Past Due	Total
April 30, 2008	$14,229,000	$2,316,000	$859,000	$200,000	$17,604,000
April 30, 2007	$9,171,000	$191,000	$32,000	$350,000	$9,331,000

•

The increase in receivables was larger than the increase in sales in the quarter ended April 30, 2008 due to the timing of sales within the quarter. Sales in March 2008 increased 36% while sales, excluding Midlothian, increased 109% or $3,071,000 in April 2008. Part of the sales increase late in the year was due to a cough and flu season which hit at a later point in the fiscal year than usual, as the Company experienced larger than normal shipments of existing cough and flu items in March and April 2008.

5.	Discuss the reasons why sales in the fourth quarter ended April 30, 2008 were significantly higher that the previous three quarters. Refer to Note Q to the financial statements.

Response:

The reasons for the sales increases are mentioned in the answer to comment number 4 above. These increases continued into fiscal 2009 as reported in subsequent Form 10-Q filings. For the quarter ended July 31, 2008, we reported a 56% increase in sales, and in the quarter ended October 31, 2008 we reported a 58% increase in sales.

Adjustments for Returns and Price Adjustments, page 24

6.	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Response:

The Company did not have any shipments as a result of incentives or any shipments that were in excess of our customer’s usage requirements in the ordinary course of business.

Inventories

Inventory Reserve, page 26

7.	Regarding your estimate of inventory reserve and the significant assumptions underlying the estimate, please disclose how accurate it has been in the past, how much it has changed in the past, whether it is reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please provide a roll forward of the estimate that includes the following for all periods presented: (a) beginning balance, (b) current provision, (e) actual charge offs and (f) ending balance.

Response:

The Company does not maintain an inventory reserve. The Company writes-off short dated inventory based on the number of months until expiration and slow moving inventory based on usage estimates. We have provided an annual listing of write-offs below.

Inventory Write-Off
For the year ended April 30, 2008	227,000
For the year ended April 30, 2007	178,000

8.	Disclose, if material, your policy to account for pre-launch inventories and quantify any capitalized amounts at the end of each period.

Response:

The Company’s policy is to record pre-launch raw material purchases to inventory upon title transfer to the Company. The Company records pre-launch finished goods to inventory as they are manufactured. The Company discloses any material pre-launch build-up of inventory and any subsequent high inventory levels. For example, in the Liquidity and Capital Resources section of Form 10-Q for the period ended October 31, 2007 the Company disclosed inventories for the pending Fluticasone propionate launch as follows: “At October 31, 2007 the Company had approximately $5,000,000 in inventory components, raw materials and finished product, for the launch of Fluticasone propionate”. In the Liquidity and Capital Resources section of Form 10-Q for the period ended January 31, 2008, the Company disclosed: “At January 31, 2008 the Company had approximately $5,000,000 in inventory components, raw materials and finished product, for the launch of Fluticasone propionate”. In the Liquidity and Capital Resources section of Form 10-Q for the period ended October 31, 2008 the Company disclosed inventories for the Dorzolamide with Timolol launch of with the following statement: “At October 31, 2008, the Company had approximately $1,500,000 in inventory components, raw materials and finished product, for the launch of Dorzolamide with Timolol.” At fiscal year end April 30, 2008, the Company did not have any material inventory balances related to any pre-launch products.

Contractual Obligations, page 26

9.

You state that as of April 30, 2008, you are not involved in any contractual obligations. However, you note elsewhere in your filing that you have assumed the lease on the 15,000 sq. ft. facility previously held by Midlothian Laboratories, as part of your asset purchase of the company. Please revise your disclosure to include, pursuant to Item 303(a)(5) of Regulation S-K, information concerning this lease obligation in tabular form or, alternatively, please provide us with a detailed explanation of why this leasehold does not fall under the definition of either “Capital Lease Obligation” or “Operating

Lease Obligation,” as those terms are defined in FASB Statement of Financial Accounting Standards No. 13, Accounting for Leases (November 1976). In addition, you should exhibit copies of this lease to your filing. Alternatively, please provide us with a detailed explanation of why you believe this lease is not material pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:

The contractual lease obligations as of April 30, 2008 for the Midlothian Laboratories facility were for only 8 months and in the amount of $36,000. The Company did not disclose the obligation due to the immateriality of the amount and the period remaining in the lease term. Subsequently, the Company leased a new facility and disclosed this obligation along with other obligations in the Contractual Obligations section of Form 10-Q for the period ended January 31, 2009.

Item 11. Executive Compensation, page 31

Compensation Discussion & Analysis, page 32

10.	We note the following statements you make concerning your executive compensation program:

•	“The program is designed and administered to...provide a balance of total compensation opportunities...that are competitive with similarly situated companies;” and

•	“(t)he Compensation Committee also took into account the amount of Mr. Seltzer’s compensation relative to chief executive officers of comparable companies.”

If the Compensation Committee sets, adjusts or references compensation based on information gathered from a peer group of companies, please identify the peer companies, describe the information gathered about them and how your compensation compared, and explain how you used this data in making your determinations.

Response:

The Company will enhance its discussion on compensation with the following information in its Form 10-K filing for the year ending April 30, 2009:

“The Compensation Committee reviews compensation practices of other pharmaceutical organizations of like size and structure in order to assess our competitiveness. The Company subscribes to Equilar, Inc.’s on-line database of executive and director compensation, which is drawn directly from SEC filings. In 2007, the Compensation Committee used this database to benchmark the Company’s executive compensation. The following companies were used as the peer group: Akorn, Alexion Pharmaceuticals, Atherogenics, Bentley Pharmaceuticals, Biomarin Pharmaceuticals, Collagenex Pharmaceuticals, Isis Pharmaceuticals, Lannett, Noven Pharmaceuticals, Pain Therapeutics, PDI and Pozen. Benchmarked items include salary, bonus, equity compensation, deferred compensation, other compensation and total compensation. This data is used to ensure that executive officers at the Company are paid within the 25th to 75th percentile range. The Company believes that this is the appropriate range to target salaries so that they can be competitive.”

11.	We note the following statements you make with regard to performance goals utilized in determining total compensation:

•	“The Compensation Committee may also consider qualitative corporate and individual factors…includ(ing)…the attainment of specific financial goals;”

•

“The Committee believes that the short term bonus plan promotes the Company’s performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achieving specific performance goals;”

•

“(The) Executive Bonus Plan may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income;” and

•

“(William Peters’) agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company.”

None of these statements provides sufficient explanation as to the Compensation Committee’s process in determining bonuses. The specific performance and financial goals you cite should be described, together with the Committee’s analysis as to whether, and to what extent, such goals were achieved and how the achievement or failure to achieve these goals impacted the Committee’s decisions with regard to this component of executive compensation.

Response:

The Compensation Committee utilizes the following financial and performance goals to determine bonuses for its Named Executive Officers and will include the following language in its Form 10-K filing for the year ending April 30, 2009:

“The Compensation Committee considers various factors in determining, in its discretion, the bonuses to be awarded to its Named Executive Officers. In the case of Mr. David Seltzer, the Compensation Committee determines Mr. Seltzer’s bonus based on the Company’s sales and pre-tax net income and taking into account, among other things, progress toward strategic objectives not fully measured by pre-tax net income, including the Company’s acquisitions, strategic alliances, submissions to the FDA, operational efficiencies and ANDA approvals. The Compensation Committee, in its discretion, did not award a bonus to Mr. Seltzer in the fiscal year ended April 30, 2008, because Mr. Seltzer did not achieve his performance goals. The Compensation Committee does not utilize a formal written compensation plan or specific formula for the determination of bonuses to its Named Executive Officers.

In determining the bonus to be awarded to Mr. William Peters, the Compensation Committee considered Mr. Peters’ performance as well as his accomplishments with respect to responsibilities relating to his performance with respect to valuation analyses for potential acquisition candidates, his responsibilities as head of human resources, his communication skills with analysts and institutional shareholders, the implementation of the Company’s chargeback system, implementation of the SAP system, negotiation of the

Company’s line of credit and the establishment of policies to identify cost savings, as well as overseeing the administration of the Company’s Stock Repurchase Plan. The Compensation Committee determined that Mr. Peters had achieved the performance goals established for him by the Committee. The Compensation Committee does not have a formal written compensation plan or specific formula for determining bonuses.”

The Company will disclose the factors considered by the Compensation Committee in awarding bonuses, if any, to Gary M. April and the two additional officers discussed in Persons Covered below.

Persons Covered, page 34

12.	Your tabular disclosure and discussion of executive compensation is incomplete. Item 402(a)(3) of Regulation S-K requires disclosure concerning your Principal Executive Officer (PEO), your Principal Financial Officer (PFO), and your three most highly compensated executive officers other than your PEO and PFO. Although the filing provides disclosure concerning yourself, and William Peters; your Chief Financial Officer, the disclosure omits any compensation information with regard to any other company officers. The individuals listed as “Significant Employees” in Item 10 may qualify for inclusion under the Item. Pursuant to the instructions to Item 402(a)(3), you are to revise this Item to include the three most highly compensated company officers other that the PEO and PFO, provided, that the total compensation of such persons exceeds $100,000. Please note that, to the extent you revise your tabular disclosure in accordance with this comment, you should also revise your Compensation Discussion & Analysis to include the required disclosure for the additional Named Executive Officer.

Response:

The Company’s tabular disclosure and discussion of executive compensation included the Company’s Principal Executive Officer and Principal Financial Officer as the Company’s Named Executive Officers. The Company determined that it was not appropriate to provide compensation disclosure with respect to other Company officers or significant employees, because such officers and employees did not perform policy-making functions for the Company. The Company did not consider Mr. Gary M. April to be an “executive officer” of the Company, as that term is defined in Rule 3b-7 of the Securities Exchange Act of 1934. Although he is the President of the Company’s Health Care Products Division, he was not included as a Named Executive Officer, because he did not perform policy-making functions for the Company.

In the Company’s Form 10-K for the year ending April 30, 2009, the Company will include compensation disclosure in its tabular disclosure and discussion in its Compensation Discussion and Analysis with respect to Mr. April and two additional individuals as a result of the Company’s acquisition of the assets of Midlothian Laboratories in December 2007 and ECR Pharmaceuticals in February 2009. The Company will file such individuals’ employment agreements as exhibits to Form 10-K.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions on the above response at (631) 789-8228 ext. 4504.

Sincerely,

/s/ William Peters
William Peters
Vice President and Chief Financial Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701